AIS

07026111

RECEIVED
2007 AUG 22 A 4:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 9, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

SUPPL

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 077/2007**

  Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS099A, AIS119A and AIS139A)

  Date: August 9, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

dlw 8/22

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 9, 2007

AIS-CP 077/2007

August 9, 2007

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS099A, AIS119A and AIS139A)

To: The President
The Stock Exchange of Thailand

Refer to:
1. The Letter NO. IVS.IB 07/3464 of TMB Bank Plc. on August 8, 2007
2. The Letter NO. IVS.IB 07/3466 of TMB Bank Plc. on August 8, 2007
3. The Letter NO. IVS.IB 07/3468 of TMB Bank Plc. on August 8, 2007

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS099A, AIS119A and AIS139A), the detail are shown in the referenced letter.

Referenced Letter No.1

IVS.IB 07/3464

August 8, 2007

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS099A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 1 DUE 2009 would like to announce that the registered book of AIS099A will be closed from 12.00 on August 24, 2007 for the right to receive the interest for the period # 2. AIS099A will be paid the interest on September 7, 2007 with interest rate 5.80 % from the period of March 7, 2007 to September 6, 2007 for 184 days.

Summary Translation Letter
To the Stock Exchange of Thailand
August 9, 2007

Referenced Letter No.2

IVS.IB 07/3466

August 8, 2007

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS119A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 2 DUE 2011 would like to announce that the registered book of AIS119A will be closed from 12.00 on August 24, 2007 for the right to receive the interest for the period # 2. AIS119A will be paid the interest on September 7, 2007 with interest rate 5.90 % from the period of March 7, 2007 to September 6, 2007 for 184 days.

Referenced Letter No.3

IVS.IB 07/3468

August 8, 2007

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS139A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 3 DUE 2013 would like to announce that the registered book of AIS139A will be closed from 12.00 on August 24, 2007 for the right to receive the interest for the period # 2. AIS139A will be paid the interest on September 7, 2007 with interest rate 6.00 % from the period of March 7, 2007 to September 6, 2007 for 184 days.

AIS

RECEIVED

2007 AUG 22 A 4:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 14, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 078/2007, AIS-CP 079/2007, AIS-CP 081/2007**

Subject:
1. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2007.
2. Submission of reviewed consolidated and company financial statements for the second quarter of 2007 (2Q07) and clarification of a difference in net profit of the Company financial statements, which changed by more than 20% from the same period of last year.
3. Report of Financial Covenants Compliance of Advanced Info Service Plc.

Date: August 14, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
August 14, 2007

AIS-CP 078/2007

August 14, 2007

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2007.

To: The President
The Stock Exchange of Thailand

The Board of Directors of Advanced Info Service Plc. ("the Company") resolved in the meeting No. 5/2007 held on August 14, 2007 at the Meeting Room No. 2005, 20th floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 4/2007 held on May 11, 2007.

2. Approved the balance sheet, statement of income and cash flow statements for the second quarter of 2007 ended June 30, 2007.

3. Approved the dividend payment from its operation for the 6-month period of 2007 between January 1, 2007 and June 30, 2007 to the Company's shareholders at Baht 3 per share (Baht three), totaling approximately Baht 8,871 million (Baht eight thousand eight hundred and seventy one million).
   The closing date of share register to determine the right to receive dividends will be August 29, 2007, at 12.00 noon and the date of dividend distribution will be on September 10, 2007.
   Regarding The Company's dividend policy, Federation of Accounting Profession has revised accounting method to record the investment of subsidiaries, jointed venture and associate company in Company Financial Statement, from an equity method to a cost method. The revision causes a difference in profit/loss reported in consolidated and company financial statement. Therefore, for clarification, we would like to revise the dividend policy as follow;
   "The Company intends to pay dividends to shareholders not less than 40% of net profit after tax reported in the Consolidated Financial Statement. In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company. Dividend payment will depend on cash flow and investment obligation of Company and subsidiaries including any necessity and suitability in the future. And it shall not exceed the retained earnings which indicated in Company Financial Statement."

Summary Translation Letter
To the Stock Exchange of Thailand
August 14, 2007

AIS-CP 079/2007

August 14, 20

Subject: Submission of reviewed consolidated and company financial statements for the second quarter of 2007 (2Q07) and clarification of a difference in net profit of the Company financial statements, which changed by more than 20% from the same period of last year.

To: The President
The Stock Exchange of Thailand

Enclosure: 1. Reviewed consolidated and company financial statements for 2Q07 in Thai and English
2. Management and Discussion Analysis for 2Q07
3. Reports Review Quarterly Financial Statements (F45-3)

Advanced Info Service Public Company Limited ("the Company") would like to submit the reviewed consolidated and company financial statements for 2Q07. In addition, the Company would like to clarify the reasons of a difference in net profit of **the Company** financial statements which changed by more than 20% from the same period of last year.

As of the three-month period ended 30 June 2007, net profit on the Company financial statements was Baht 3,251 million, a decline of 41.7% from Baht 5,572 million in 2Q06 due to:

1. The Company did not have a dividend income in this period while it received a dividend income of Baht 2,017 million from Digital Phone Company Limited in 2Q06.

2. Selling and administrative expenses increased 46.8% year-on-year (y-o-y) to Baht 3,108 million in 2Q07 from Baht 2,117 million in 2Q06 resulted from higher marketing expenses, bad debt provision and staff costs.

   - Marketing expense was Baht 925 million in 2Q07, increased 54.4% y-o-y from Baht 599 million in 2Q06 as competitive landscape in the first half of 2007 (1H07) was much different from 1H06, when marketing activities slowed down and subscriber growth was relatively much smaller.

   - In term of bad debt provision, the bad debt expenses increased to Baht 437 million in 2Q07 from Baht 31 million in 2Q06 due to aggressive postpaid subscriber acquisitions and the Company's conservative provisioning policy. Despite a substantial increase in bad debt expenses, quality of account receivables remained high given over 90% of gross account receivable aging fell under 3 months overdue.

3. Cost of services increased 10.3% y-o-y and concession fee increased 4.8% y-o-y, in proportion to a 10.9% increase in service revenues to Baht 18,887 million. Interest expenses also rose to Baht 500 million in 2Q07 from Baht 382 million in 2Q06 as the Company increased total borrowings to Baht 31,309 million (including swap payable) in 2Q07 from Baht 22,956 million in 2Q06, to continue network investment to maintain its strong position in the market.

Summary Translation Letter
To the Stock Exchange of Thailand
August 14, 2007

Management's Discussion and Analysis

Overview

The Group reported total subscribers of 22.7 million as of Jun-07, a 16% subscriber growth from end of 2006.

For 2Q07, AIS and its subsidiaries ("The Group") reported strong subscriber growth. The Group added in total of 3.17 million subscribers in the first six months of 2007, of which 1.60 million were added in 2Q07. This represented a 16% subscriber growth from the end of previous year. Total subscribers at the end of June 2007 were 22.7 million, comprising of 2.7 million postpaid and 20 million prepaid subscribers.

The strong subscriber growth and relatively higher tariffs for the period helped support 6.4% year on year (y-o-y) growth in service revenue to Bt19,597 million in 2Q07 from Bt18,422 million in 2Q06. Since the end of March 2007, the Group had continue raising price for prepaid new subscribers, setting tariffs on a per-minute basis and discontinued per-call packages offered last year. On a quarter on quarter (q-o-q) basis, service revenues continued to increase slightly 0.5% despite second quarter is seasonally weak compared to the first quarter.

Sales revenues were Bt3,082 million, a fall of 24.6% y-o-y and 23.1% q-o-q from Bt4,086 million in 2Q06 and Bt4,006 million in 1Q07 due to lower handset unit sales as well as lower average handset selling prices. However, this would not have material impact to company's bottom line since sales margin were normally thin and contributed marginally to the consolidated net profit. As a result, total revenues in 2Q07 were relatively stable at Bt22,678 million or 0.8% growth y-o-y from Bt22,508 million in 2Q06 but declined 3.5% q-o-q over 1Q07.

Total cost dropped 1.7% y-o-y to Bt13,728 million in 2Q07 due to lower cost of sales which dropped 21.6% y-o-y following lower sales revenue, while concession fee increased 6.4% y-o-y in proportion of service revenue growth and cost of service grew 4.5% y-o-y from higher amortization. Amortization cost started to pick up 6% q-o-q in this quarter given a significant amount of network investment last year and a shortening concession life.

SG&A expenses increased 29% y-o-y from higher marketing expenses, bad debt provision, and staff costs.

SG&A expenses increased 29% y-o-y and 5.6% q-o-q to Bt3,301 million due to higher marketing expenses, bad debt provision and staff costs. Marketing expenses as a percentage to total revenue was stable q-o-q at 3.8% in 2Q07 and was within a 4% budget for the full year 2007. Bad debt expenses as a percentage to total postpaid revenues increased in 2Q07 to 8.1%, rose from 6.6% in 1Q07 and 0.6% in 2Q06 due to aggressive postpaid subscriber acquisition since 3Q06 and the Group's conservative provisioning policy. Quality of account receivables remained high with over 90% of gross account receivable aging are current and due less than 3 months. For 2Q07, net profit were Bt3,663 million declined 11.2% y-o-y from Bt4,126 million in 2Q06 and 8.1% q-o-q from Bt3,984 million in 1Q07.

For the first six-month period of 2007 (1H07), the Group generated total revenues of Bt46,177 million, a 2.2% drop from Bt47,196 million in 1H06. Net profit was Bt7,647 million, declined 18.8% from Bt9,415 million in 1H06 from lower service and sales revenue as well as increased SG&A and interest expense.

As at end of June 2007, the Group had total borrowings of Bt31,321 million (including swap contract payable), an increase of Bt8,353 million from the end of June 2006. This increase was for the group to continue network investment to maintain strong position in the market while maintaining dividend payment to shareholders. Despite of debt increase, capital structure remained strong with net debt to equity of 30% and total liabilities to equity of 74%.

For 1H07, the Group generated Bt17,879 million of operating cash flow, together with the increased debt, helped support total capex of Bt9,663 million compared to a full year estimate of Bt18,000 million, as well as cash dividend for the total amount of Bt9,753 million paid on 10 May 2007, implying a dividend per share of Bt3.30.

Financial summary

(Bt million)	**2Q07**	**2Q06**	**% change y-o-y**	**1Q07**	**% change q-o-q**
Service revenue	19,597	18,422	6.4%	19,493	0.5%
Sales revenue	3,082	4,086	(24.6%)	4,006	(23.1%)
Total revenue	22,678	22,508	0.8%	23,499	(3.5%)
Total cost	13,728	13,968	(1.7%)	14,293	(4.0%)
Gross profit	8,950	8,540	4.8%	9,206	(2.8%)
SG&A	3,301	2,559	29.0%	3,126	5.6%
Earnings before interest and tax	5,795	6,246	(7.2%)	6,270	(7.6%)
Net profit	3,663	4,126	(11.2%)	3,984	(8.1%)

	1H07 (6-mths)	**1H06** (6-mths)	**% change y-o-y**
Service revenue	39,089	39,689	(1.5%)
Sales revenue	7,087	7,507	(5.6%)
Total revenue	46,177	47,196	(2.2%)
Total cost	28,020	28,091	(0.2%)
Gross profit	18,156	19,106	(5.0%)
SG&A	6,427	5,376	19.6%
Earnings before interest and tax	12,064	14,282	(15.5%)
Net profit	7,647	9,415	(18.8%)

Revenues & Profitability

Total Revenue

Service revenues improved 6.4% y-o-y from strong subscriber growth and higher tariffs.

In 2Q07, total revenues consist of (1) 86.4% service revenues and rentals (2) 13.6% sales of handsets and SIM cards. Total revenues in 2Q07 were Bt22,678 million, increased 0.8% y-o-y from Bt22,508 million in 2Q06 due to higher service revenue but declined 3.5% q-o-q from Bt23,499 million in 1Q07 due to lower sales revenue.

1) Service revenues in 2Q07 increased 6.4% y-o-y to Bt19,597 million, from Bt18,422 million in 2Q06, based on strong subscriber growth and relatively higher tariffs for the period. Since the end of March 2007, the Group had continued raising the price for prepaid new subscribers, setting the tariff on a per-minute basis and discontinued a per-call basis packages offered during 2Q06. As a result, on a q-o-q basis, service revenues were relatively flat (+0.5%) despite that service revenues in the second

quarter are usually weak due to seasonality. For 1H07, service revenue were Bt39,089 million, decreased 1.5% from Bt39,689 million in 1H06.

(2) Sales revenue declined 24.6% y-o-y and 23.1% q-o-q to Bt3,082 million in 2Q07 from both lower units sales of handset and falling average selling prices. For 1H07, sales revenues were Bt7,087 million, decreased 5.6% from Bt7,507 million in 1H06.

Total Cost

Total cost slightly declined 1.7% y-o-y from lower cost of sales while cost of service and concession fee increased from improved service revenues.

Total cost comprises of (1) cost of services and equipment rentals, (2) concession fee, and (3) cost of sales. For the 2Q07, the Group incurred total cost of Bt13,728 million, a fall of 1.7% y-o-y and 4.0% q-o-q due to lower cost of sales.

(1) Cost of services and equipment rentals in 2Q07 were Bt6,020 million, increased 4.5% y-o-y and 3.7% q-o-q from higher amortization cost, utilities and other network related expenses. Amortization cost on asset under concession started to pick up 6% q-o-q in this quarter following a large spending on network investment last year and shortening concession life.

(2) Concession fee were Bt 4,838 million in 2Q07, increased 6.4% y-o-y and 0.5% q-o-q in proportion of higher service revenue. Concession fee and excise tax as percentage of service revenue remains the same at 24.7% in 2Q07, compared to that of 2Q06 and 1Q07.

(3) Cost of sales in 2Q07 was Bt 2,871 million, decreased 21.6% y-o-y and 21.9% q-o-q due to lower unit of handset sales and lower average handset selling price. Sales margin continued to decline to 6.9% in 2Q07 compared to 10.4% in 2Q06 and 8.2% in 1Q07; this usually fluctuates from quarter to quarter depending on different margins from different handset models sold in each period.

For 1H07, total cost was relatively flat at Bt28,020 million, compared to Bt28,091 million in 1H06.

Selling and administrative expenses (SG&A)

The group incurred SG&A expenses of Bt3,301 million in 2Q07 or 14.6% of total revenue compared to Bt2,559 million in 2Q06 or 11.4% of total revenue. The y-o-y increase was a result of higher bad debt provision, staff cost, and marketing spending. Comparing q-o-q, SG&A also rose 5.6% from Bt3,126 million in 1Q07 or 13.3% of total revenue mainly from higher bad debt provision, operating expense and staff cost.

Bad debt provision rose in 2Q07 based on aggressive subscriber acquisition and conservative provisioning policy.

As the group has been launching a number of low-end postpaid packages (mostly at Bt299/month) since 3Q06, postpaid subscribers had since increased instead of falling trend during the past two years. As a result, bad debt provision for the quarter rose to Bt440 million or 8.1% of postpaid revenues from Bt31 million or 0.6% in 2Q06 and Bt363 million or 6.6% in 1Q07. However, quality of account receivables remained high given over 90% of gross account receivable aging fell under 3 months overdue and the provision covered more than amount overdue of over 3 months.

Marketing spending for the quarter was Bt863 million or 3.8% of total revenue, increased from the same quarter last year of Bt737 million or 3.3% of total revenue as most of marketing spending last year was pushed toward the second half of the year. However, spending was more evenly on q-o-q basis with a slight decline from Bt874 million in 1Q07 or 3.7% of total revenue.

Competitive landscape in 1H07 was much different from 1H06 when marketing activities slowed down and subscriber growth was relatively much smaller. As a result, SG&A expenses for 1H07 rose 19.6% y-o-y from the increase in bad debt and marketing spending. However, marketing spending in 1H07 of 3.8% of total revenue remained within 4% budget for the full year 2007.

Interest expense

The group increased total outstanding debt to Bt31,321 million (including swap payable) from Bt22,968 million in 2Q06 in order to continue network investment to maintain strong position in the market while maintain dividend payment to shareholders. Interest expense for the period, as a result, increased 27.7% y-o-y to Bt417 million from Bt327 million in 2Q06. Compared to the previous quarter, interest expense slightly declined 6.8% q-o-q from Bt448 million in 1Q07.

For 1H07, interest expense increased 32% to Bt865 million from Bt655 million in 1H06 from higher outstanding debt.

Of the total borrowings, majority had fixed interest rate whereas floated rate debt represented only 21% of total amount as of 2Q07. The group had weighted average interest rate of 5.33% per annum.

Net Profit

Despite of improving service revenue y-o-y, SG&A and interest expense increased y-o-y, as a result, net profit for the quarter of Bt3,663 million decline 11.2% from Bt4,126 million in 2Q06. Comparing q-o-q, net profit decline 8.1% from Bt3,984 million in 1Q07 from higher amortization and increased SG&A expenses.

For the six month period, net profit was Bt7,647 million declined 18.8% y-o-y from Bt9,415 million from lower service and sales revenue, higher marketing spending, bad debt provision and interest expense.

Liquidity

Current ratio dropped slightly to 65% as of Jun-07 due to less cash outstanding from dividend payment.

As of 30 June 2007, current ratio declined to 65% from 74% as of 31 December 2006 due to less cash outstanding from dividend payment during 2Q07.

Current assets

The current assets as of 30 June 2007 were Bt 19,842 million, declined 13.3% from Bt22,893 million at the end of 4Q06 mainly from less cash and cash equivalents.

	30 June 2007		31 December 2006	
	Million Baht	% Total assets	Million Baht	% Total assets
Cash and cash equivalents	8,935	6.8%	12,742	9.5%
Trade receivables	5,120	3.9%	4,898	3.6%
Inventories for network spare part	1,908	1.5%	2,055	1.5%
Other current assets	3,878	3.0%	3,197	2.4%
Total current assets	**19,842**	**15.1%**	**22,893**	**17.0%**

Current liabilities

Current liabilities slightly decreased to Bt30,662 million from Bt 31,039 million at the end of 2006 as there was less portion of long-term debt due in 1 year.

	30 June 2007		31 December 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term loans	3,916	7.0%	1,000	1.8%
Trade payable	5,113	9.2%	5,760	10.2%
Portion of long-term debt due in 1 year	2,509	4.5%	6,507	11.5%
Concession right payable, accrued concession fee and excise tax	9,381	16.9%	7,155	12.6%
Unearned income	3,516	6.3%	3,659	6.5%
Income tax payable	3,080	5.5%	2,963	5.2%
Other current liabilities	3,147	5.7%	3,994	7.0%
Total current liabilities	30,662	55.2%	31,039	54.7%

Assets

Total asset decreased due to lower current asset

Total assets as of 30 June 2007 was Bt131,126 million, decreased from Bt 134,301 million as of 31 December 2006 as a result of lower current asset. Fixed assets including Property Plant and Equipment and assets under concession represented 68% of total assets.

	30 June 2007		31 December 2006	
	Million Baht	% of Total assets	Million Baht	% of Total Assets
Current assets	19,842	15.1%	22,893	17.0%
Property, plant and equipment, net	8,260	6.3%	7,797	5.8%
Asset under concession agreement, net	80,883	61.7%	81,096	60.4%
Intangible assets	11,457	8.7%	12,197	9.1%
Deferred tax assets	10,007	7.6%	9,763	7.3%
Other non-current assets	677	0.5%	555	0.4%
Total assets	131,126	100%	134,301	100%

Capital structure

The Group's capital structure remained strong, with debt to equity ratio of 41%

The Group's capital structure remained strong with debt to equity ratio at 41% as of 30 June 2007. Net debt to equity (Net debt = total debentures and borrowings minus cash) was 30% slightly increased from 26% as of 31 December 2006.

	30 June 2007	31 December 2006
Total liabilities to equity	74%	73%
Debt to equity	41%	43%
Net debt to equity	30%	26%

Debentures and Loans

As of 30 June 2007, total debentures and borrowings were Bt31,321 million, declined from Bt33,149 million at the end of 4Q06. The decline was mainly from retirement of Bt4,750 million of long-term debentures during the first half of 2007, despite that the Group had increased its short-term borrowing to Bt3,916 million from Bt1,000 million at the end of December 2006.

	30 June 2007		31 December 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term borrowing	3,916	7.0%	1,000	1.8%
Portion of long-term debt due in 1 year	2,509	4.5%	6,507	11.5%
Long-term debt	24,896*	44.8%	25,642*	45.2%
Total debts	31,321	56.4%	33,149	58.5%

* including swap contract payable incurred from JPY-denominated syndicated loan which was swapped into Thai Baht in total of Baht 9,485 million

Shareholders' equity

The Group's shareholder's equity was Bt75,556 million as of 30 June 2007 compared to Bt77,599 million as of 31 December 2006, a slight decline due to dividend payment in 2Q07.

Cash Flow

Cash flow remained strong and sufficient to finance capital expenditures and repay debt.

For the six-month period, the Group generated Bt17,879 million of cash flow from operations (after interest, tax, and changes in working capital) and raised another Bt2,893 million in short-term loan. Of this amount, the group spent Bt9,663 million on capital expenditures, repaid Bt4,760 million of long-term debentures and finance lease, and paid Bt9,753 million in dividend. As a result, the group had net decrease in cash of Bt3,368 million for the period.

Significant Event

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advance Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services between TOT Public Company Limited and Advanced Info Service Public Company Limited) that ""... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550 translation, provided by the Company's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

Summary Translation Letter
To the Stock Exchange of Thailand
August 14, 2007

AIS-CP 081/2007

August 14, 2007

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc.; AIS07OA, AIS093A, AIS093B, AIS099A, AIS119A and AIS139A, the Company is required to maintain debt to equity ratio at not more than 2:1. The Company would like to report the Debt to Equity ratio as of 30 June, 2007 as the following:

	Company	Consolidated
Debt to Equity Ratio	0.65	0.41

In addition, as at 30 June, 2007 the Company was not in default of any debt obligation. The Company's credit rating was maintained at AA which enabled it to comply with the condition for dividend payment

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 June 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2007, and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2007 and 2006 and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2007 and 2006 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2006 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 23 February 2007. As discussed in Note 2 to the financial statements, from 1 January 2007 the Company has changed its accounting policy for investments in subsidiaries in the company financial statements from the equity method to the cost method to comply with the Federation of Accounting Professions' announcement. The Company has applied the retrospective adjustments. Therefore, the company balance sheet as at 31 December 2006, as part of the consolidated and company financial statements which I have audited and issued a report thereon as stated above, and the interim company financial statement for the quarter ended 30 June 2006, presented for comparative purposes, are restated.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
14 August 2007

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 June 2007 and 31 December 2006

		Consolidated		Company	
		Unaudited 30 June 2007	Audited 31 December 2006	Unaudited 30 June 2007	Audited 31 December 2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		8,935,358	12,742,218	4,465,221	3,725,034
Short-term investments		121,562	118,187	-	-
Trade accounts receivable, net	7	5,120,305	4,898,182	5,939,767	5,288,900
Amounts due from and loans to related parties	21	122	2,973	260,749	87,113
Receivables for cash card		399,679	620,505	-	-
Value added tax receivables - third party		914,748	463,557	914,747	463,557
Inventories and sparepart inventories for mobile phone network maintenance, net		1,908,370	2,055,466	146,320	113,364
Other current assets	8	2,442,306	1,991,808	1,856,901	1,756,240
Total Current Assets		19,842,450	22,892,896	13,583,705	11,434,208
Non-Current Assets					
Investments in subsidiaries, net	9	-	-	19,906,040	19,856,041
General investment	10	51,847	-	51,847	-
Property, plant and equipment, net	11	8,260,100	7,797,323	7,554,818	7,021,666
Assets under concession agreements, net	11	80,882,674	81,095,903	75,166,433	74,763,193
Intangible assets					
Computer software, net	11	1,379,227	1,308,759	1,228,167	1,234,412
Concession rights, net	11	2,823,693	3,051,104	-	-
Goodwill, net	11	7,253,591	7,837,043	-	-
Deferred tax assets	17	10,006,981	9,762,601	9,072,441	8,813,222
Other non-current assets, net	11	625,333	555,145	513,114	441,227
Total Non-Current Assets		111,283,446	111,407,878	113,492,860	112,129,761
Total Assets		131,125,896	134,300,774	127,076,565	123,563,969

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 11 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 June 2007 and 31 December 2006

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June 2007	31 December 2006	30 June 2007	31 December 2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loan from a financial institution	13	3,916,004	1,000,000	3,916,004	1,000,000
Trade accounts payable	12	5,113,123	5,759,710	4,957,808	5,662,485
Amounts due to and loans from related parties	21	355,315	523,210	12,559,507	4,925,439
Current portion of long-term debentures, net and long-term borrowings	13	2,508,891	6,507,227	2,506,838	6,504,184
Concession right payable, accrued concession fee and excise tax	14	9,381,199	7,155,341	3,886,431	2,051,951
Unearned income - mobile phone service		3,515,655	3,658,800	3,941,584	4,072,275
Advance receipts from customers		755,293	1,090,979	-	-
Income tax payable		3,080,021	2,963,490	2,546,818	2,576,871
Other current liabilities	15	2,036,317	2,379,903	1,708,027	1,947,159
Total Current Liabilities		30,661,818	31,038,660	36,023,017	28,740,364
Non-Current Liabilities					
Swap contracts payable, net	16	852,455	137,954	852,455	137,954
Long-term debentures, net and long-term borrowings	13	24,043,305	25,504,304	24,033,271	25,496,004
Other non-current liabilities		12,317	20,847	-	-
Total Non-Current Liabilities		24,908,077	25,663,105	24,885,726	25,633,958
Total Liabilities		55,569,895	56,701,765	60,908,743	54,374,322
Shareholders' Equity					
Share capital					
Authorised share capital	19	4,997,460	4,997,460	4,997,460	4,997,460
Issued and fully paid-up share capital	19	2,955,728	2,953,547	2,955,728	2,953,547
Premium on share capital	19	21,067,484	20,978,563	21,067,484	20,978,563
Advanced receipts for share subscription	19,24	4,588	14,504	4,588	14,504
Unrealised gain from dilution of investment		161,187	161,187	-	-
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		50,224,339	52,330,152	41,640,022	44,743,033
Total Parent's Shareholders' Equity		74,913,326	76,937,953	66,167,822	69,189,647
Minority interests		642,675	661,056	-	-
Total Shareholders' Equity, net		75,556,001	77,599,009	66,167,822	69,189,647
Total Liabilities and Shareholders' Equity		131,125,896	134,300,774	127,076,565	123,563,969

The notes on pages 11 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 June 2007 and 2006

		Consolidated		Company	
		Unaudited 30 June 2007	Unaudited 30 June 2006	Unaudited 30 June 2007	Unaudited 30 June 2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		19,596,648	18,422,426	18,886,556	17,350,923
Sales		3,081,696	4,085,724	-	-
Total revenues		22,678,344	22,508,150	18,886,556	17,350,923
Cost					
Cost of services and equipment rentals		6,019,560	5,761,931	6,290,426	5,705,446
Concession fee and excise tax		4,837,894	4,545,744	4,460,895	4,255,644
Cost of sales		2,870,511	3,660,245	-	-
Total cost		13,727,965	13,967,920	10,751,321	9,961,090
Gross profit		8,950,379	8,540,230	8,135,235	7,389,833
Selling and administrative expenses		3,300,767	2,559,074	3,108,193	2,116,787
Profit from sales, services and equipment rentals		5,649,612	5,981,156	5,027,042	5,273,046
Other operating income		155,225	286,827	137,587	193,943
Net loss on exchange rate		(6,850)	(19,839)	(9,454)	(22,058)
Directors' remuneration		(2,542)	(1,900)	(2,456)	(1,790)
Operating results		5,795,445	6,246,244	5,152,719	5,443,141
Dividend income		-	-	-	2,017,300
Profit before interest and tax		5,795,445	6,246,244	5,152,719	7,460,441
Interest expense		(417,209)	(326,728)	(499,541)	(381,605)
Income tax	18	(1,716,993)	(1,840,633)	(1,402,402)	(1,507,306)
Profit before minorities		3,661,243	4,078,883	3,250,776	5,571,530
Loss attributable to minorities, net		(2,183)	(46,836)	-	-
Net profit for the period		3,663,426	4,125,719	3,250,776	5,571,530
Basic earnings per share (Baht)	5				
Net profit for the period		1.24	1.40	1.10	1.89
Diluted earnings per share (Baht)	5				
Net profit for the period		1.24	1.40	1.10	1.89

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes on pages 11 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the six-month periods ended 30 June 2007 and 2006

	Notes	Consolidated		Company	
		Unaudited 30 June 2007	Unaudited 30 June 2006	Unaudited 30 June 2007	Unaudited 30 June 2006 Restated
		Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		39,089,323	39,689,830	37,562,707	37,422,047
Sales		7,087,385	7,506,526	-	-
Total revenues		46,176,708	47,196,356	37,562,707	37,422,047
Cost					
Cost of services and equipment rentals		11,821,786	11,637,470	12,464,807	11,830,344
Concession fee and excise tax		9,652,370	9,792,532	8,867,222	9,138,012
Cost of sales		6,546,341	6,660,709	-	-
Total cost		28,020,497	28,090,711	21,332,029	20,968,356
Gross profit		18,156,211	19,105,645	16,230,678	16,453,691
Selling and administrative expenses		6,427,173	5,375,798	5,972,805	4,511,211
Profit from sales, services and equipment rentals		11,729,038	13,729,847	10,257,873	11,942,480
Other operating income		355,975	553,480	291,187	326,609
Net (loss) gain on exchange rate		(16,256)	3,206	(23,305)	(8,794)
Directors' remuneration		(4,485)	(4,205)	(4,325)	(3,485)
Operating results		12,064,272	14,282,328	10,521,430	12,256,810
Dividend income		-	-	-	2,017,300
Profit before interest and tax		12,064,272	14,282,328	10,521,430	14,274,110
Interest expense		(864,920)	(655,168)	(998,005)	(756,248)
Income tax	18	(3,570,516)	(4,288,107)	(2,873,406)	(3,429,736)
Profit before minorities		7,628,836	9,339,053	6,650,019	10,088,126
Loss attributable to minorities, net		(18,381)	(76,331)	-	-
Net profit for the period		7,647,217	9,415,384	6,650,019	10,088,126
Basic earnings per share (Baht)	5				
Net profit for the period		2.59	3.19	2.25	3.42
Diluted earnings per share (Baht)	5				
Net profit for the period		2.59	3.19	2.25	3.42

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes on pages 11 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the six-month periods ended 30 June 2007 and 2006

	Consolidated (Baht'000)										
	Issued and paid-up share capital	Premium on share capital	Advanced receipts for share subscription	Fair Value reserve	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappro-priated retained earnings	Treasury stock	Minority interests	Total
Opening balance 2007	2,953,547	20,978,563	14,504	-	161,187	500,000	-	52,330,152	-	661,056	77,599,009
Net profit for the period	-	-	-	-	-	-	-	7,647,217	-	-	7,647,217
Dividend paid (Note 6)	-	-	-	-	-	-	-	(9,753,030)	-	-	(9,753,030)
Transfer of advanced receipts to additional shares (Note 19)	333	14,171	(14,504)	-	-	-	-	-	-	-	-
Additional shares (Note 19)	1,848	74,750	-	-	-	-	-	-	-	-	76,598
Advanced receipt for share subscription (Note 19)	-	-	4,588	-	-	-	-	-	-	-	4,588
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(18,381)	(18,381)
Closing balance 30 June 2007	2,955,728	21,067,484	4,588	-	161,187	500,000	-	50,224,339	-	642,675	75,556,001
Opening balance 2006	2,950,640	20,729,933	25,257	17,670	161,187	500,000	83,130	54,664,430	(83,130)	885,435	79,934,552
Net profit for the period	-	-	-	-	-	-	-	9,415,384	-	-	9,415,384
Dividend paid	-	-	-	-	-	-	-	(9,735,668)	-	(29,760)	(9,765,428)
Transfer of advanced receipts to additional shares	491	24,766	(25,257)	-	-	-	-	-	-	-	-
Additional shares	2,915	134,651	-	-	-	-	-	-	-	-	137,566
Advanced receipt for share subscription	-	-	6,971	-	-	-	-	-	-	-	6,971
Fair value reserve of available-for-sale securities	-	-	-	(17,670)	-	-	-	-	-	-	(17,670)
Reversal of capital reserve for treasury stock	-	-	-	-	-	-	(83,130)	83,130	-	-	-
Offset of treasury stock	(2,540)	-	-	-	-	-	-	(80,590)	83,130	-	-
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(76,331)	(76,331)
Closing balance 30 June 2006	2,951,506	20,889,350	6,971	-	161,187	500,000	-	54,346,686	-	779,344	79,635,044

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 11 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the six-month periods ended 30 June 2007 and 2006

	Company (Baht'000)								
	Issued and paid-up share capital	Premium on share capital	Advance receipt for share subscription	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Treasury stock	Total
Opening balance 2007 - as previously report	2,953,547	20,978,563	14,504	161,187	500,000	-	52,330,152	-	76,937,953
Retrospective adjustments (Note 2)	-	-	-	(161,187)	-	-	(7,587,119)	-	(7,748,306)
Opening balance - as restated	2,953,547	20,978,563	14,504	-	500,000	-	44,743,033	-	69,189,647
Net profit for the period	-	-	-	-	-	-	6,650,019	-	6,650,019
Dividend paid (Note 6)	-	-	-	-	-	-	(9,753,030)	-	(9,753,030)
Transfer of advanced receipts to additional shares (Note 19)	333	14,171	(14,504)	-	-	-	-	-	-
Additional shares (Note 19)	1,848	74,750	-	-	-	-	-	-	76,598
Advanced receipts for share subscription (Note 19)	-	-	4,588	-	-	-	-	-	4,588
Closing balance 30 June 2007	2,955,728	21,067,484	4,588	-	500,000	-	41,640,022	-	66,167,822
Opening balance 2006 - as previously report	2,950,640	20,729,933	25,257	161,187	500,000	83,130	54,664,430	(83,130)	79,031,447
Retrospective adjustments (Note 2)	-	-	-	(161,187)	-	-	(8,813,775)	-	(8,974,962)
Opening balance - as restated	2,950,640	20,729,933	25,257	-	500,000	83,130	45,850,655	(83,130)	70,056,485
Net profit for the period (restated)	-	-	-	-	-	-	10,088,126	-	10,088,126
Dividend paid	-	-	-	-	-	-	(9,735,668)	-	(9,735,668)
Transfer of advanced receipts to additional shares	491	24,766	(25,257)	-	-	-	-	-	-
Additional shares	2,915	134,651	-	-	-	-	-	-	137,566
Advanced receipts for share subscription	-	-	6,971	-	-	-	-	-	6,971
Reversal of capital reserve for treasury stock	-	-	-	-	-	(83,130)	83,130	-	-
Offset of treasury stock	(2,540)	-	-	-	-	-	(80,590)	83,130	-
Closing balance 30 June 2006	2,951,506	20,889,350	6,971	-	500,000	-	46,205,653	-	70,553,480

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes on pages 11 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited)
For the six-month periods ended 30 June 2007 and 2006

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 June	30 June	30 June	30 June
		2007	2006	2007	2006
					Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	20	17,878,776	19,696,357	14,541,038	17,666,222
Cash flows from investing activities:					
Net changes in short-term investments		(3,375)	158,043	-	-
Proceeds from disposals of property and equipment		10,689	15,405	9,518	14,274
Loans to related parties		-	-	(180,100)	-
Cash invested in long-term investments in a subsidiary		-	-	(50,000)	-
Cash invested in general investment		(51,847)	-	(51,847)	-
Purchases of property, plant, equipment and computer software		(2,363,721)	(1,365,354)	(2,198,973)	(1,289,431)
Purchases of assets under concession agreements		(7,299,696)	(4,219,771)	(7,277,729)	(4,000,487)
Dividend received from a subsidiary		-	-	-	2,017,300
Net cash payments to investing activities		(9,707,950)	(5,411,677)	(9,749,131)	(3,258,344)
Cash flows from financing activities:					
Repayments of short-term loan from a financial institution	13	(1,000,000)	-	(1,000,000)	-
Proceeds of short-term loans from a financial institution		3,893,112	-	3,893,112	-
Repayments of short-term loans from a subsidiary		-	-	-	(7,300,000)
Proceeds of short-term loans from a subsidiary		-	-	7,500,000	5,000,000
Repayments of long-term debentures	13	(4,750,000)	(2,500,000)	(4,750,000)	(2,500,000)
Finance lease principal payments	13	(10,060)	(7,836)	(8,749)	(6,732)
Proceeds from capital increase		1,848	2,915	1,848	2,915
Proceeds from share premium		74,750	134,651	74,750	134,651
Advanced receipts for share subscription		4,588	6,971	4,588	6,972
Payments of dividend	6	(9,753,030)	(9,735,668)	(9,753,030)	(9,735,668)
Payments of dividend to minorities		-	(29,760)	-	-
Net cash payments from financing activities		(11,538,792)	(12,128,727)	(4,037,481)	(14,397,862)
Net (decrease) increase in cash and cash equivalents		(3,367,966)	2,155,953	754,426	10,016
Opening balance		11,097,790	6,757,483	3,725,034	1,824,526
Unrealised loss on exchange rate of cash and cash equivalents		(14,239)	(13,811)	(14,239)	(13,811)
Closing balance		7,715,585	8,899,625	4,465,221	1,820,731

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 11 to 36 are an integral part of these interim financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the six-month periods ended 30 June 2007 and 2006 comprise:

	Consolidated		Company	
	Unaudited 30 June 2007	Unaudited 30 June 2006	Unaudited 30 June 2007	Unaudited 30 June 2006 Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Cash and deposits at financial institutions	4,980	6,329	2,984	1,118
Short-term investments with maturities of three months or less	3,955	7,488	1,481	703
	8,935	13,817	4,465	1,821
Less restricted bank deposits	(1,220)	(4,918)	-	-
Total cash and cash equivalents	7,715	8,899	4,465	1,821

Restricted bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 1,219.77 million (30 June 2006: 4,917.78 Baht) have to be maintained as the minimum at bank and cannot be used for other purposes apart from payment made to service providers.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Supplemental disclosures of cash flow information (continued)

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the six-month periods ended 30 June 2007 and 2006 comprise:

	Consolidated		Company	
	Unaudited 30 June 2007	Unaudited 30 June 2006	Unaudited 30 June 2007	Unaudited 30 June 2006 Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Interest paid and income tax paid				
Interest paid	877	649	984	834
Income tax paid	3,697	3,256	3,163	2,248
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	2,386	3,707	2,275	3,582

SERVICE PUBLIC COMPANY LIMITED

The notes on pages 11 to 36 are an integral part of these interim financial statements.

1 Accounting policies

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

An English version of the consolidated and company interim financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006, except as explain in Note 2.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2006 annual financial statements.

These interim consolidated and company financial statements have been approved for issue by the Board of Directors on 14 August 2007.

1.1 Amendment to Accounting standards effective in 2007 and 2008

On 2 May 2007 the Federation of Accounting Professions (FAP) has announced the amendment to Thai Accounting Standards (TAS) as followings:

TAS no. 25 "Cash flow statement"
TAS no. 33 "Borrowing Costs"
TAS no. 44 "Consolidated and Separate Financial Statements"
TAS no. 45 "Investment in Associates"
TAS no. 46 "Interests in Joint Ventures"
TAS no. 49 "Construction Contracts"

The effective date for the revised TAS no. 44 "Consolidated and Separate Financial Statements", TAS no. 45 "Investment in Associate" and TAS no. 46 "Interests in Joint Ventures" is for the accounting periods beginning on or after 1 January 2007. The amendment to those accounting standards has an impact to the separate financial statements only and does not have an impact to the consolidated financial statements as mention in Note 2.

TAS no. 25 "Cash flow statement", TAS no. 33 "Borrowing Costs" and
TAS no. 49 "Construction Contracts" will be effective for the accounting periods beginning on or after 1 January 2008. The group management viewed that there is no significant impact to the group relating to revised standards.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Change in accounting policy

According to the notification of Federation of Accounting Professions No. 26/2549 dated on 11 October 2006 and No. 32/2549 dated on 3 November 2006 relating to amendment of TAS 44 "Consolidated financial statements and accounting for investment in subsidiaries" and TAS 45 "Accounting for Investments in Associates" which require the change from the equity method of accounting to cost method of accounting for investment in the subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from 1 January 2007. The change in such accounting policy has an impact to the separate financial statement only and does not have an impact to the consolidated financial statements.

The Group has adopted the cost method commencing from 1 January 2007 by applying retrospective adjustments. The effects of the changes to the Company's balance sheet as of 31 December 2006 and the Company's statement of income for the six-month period ended 30 June 2006 are as follows:

Balance sheets as at 31 December 2006	**Restated**
	Million Baht
Decrease in investments in subsidiaries	
Impact from the change from equity to cost method	1,723
Impact from impairment loss to investment at cost	6,025
Decrease in investments in subsidiaries, net	7,748
Shareholders' equity	
Decrease in unrealised gain from dilution of investment as at 1 January 2006 and 31 December 2006	161
Decrease in retained earnings as at 31 December 2006	7,587
Decrease in retained earnings as at 1 January 2006	8,814

Statements of income for the six-month period ended 30 June 2006	**Restated**
	Million Baht
Increase in net profit for the period	673
Increase in basic earnings per share (Baht)	0.23
Increase in diluted earnings per share (Baht)	0.23

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

3 Segment information

Financial information by business segment for the three-month and six-month periods ended 30 June 2007 and 2006 are as follows:

	Consolidated (Million Baht)							
	For the three-month periods ended 30 June							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenues:								
Revenues from services and equipment rentals	19,355	18,231	17	24	225	167	19,597	18,422
Sales	-	-	3,081	4,085	1	1	3,082	4,086
Total revenues	19,355	18,231	3,098	4,109	226	168	22,679	22,508
Operating expenses:								
Cost of sales, services and equipment rentals	(10,706)	(10,165)	(2,878)	(3,673)	(144)	(130)	(13,728)	(13,968)
Operating expenses	(2,998)	(2,063)	(66)	(136)	(92)	(95)	(3,156)	(2,294)
Operating results	5,651	6,003	154	300	(10)	(57)	5,795	6,246

	Consolidated (Million Baht)							
	For the six-month periods ended 30 June							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenues:								
Revenues from services and equipment rentals	38,625	39,320	43	41	422	329	39,090	39,690
Sales	-	-	7,086	7,496	1	10	7,087	7,506
Total revenues	38,625	39,320	7,129	7,537	423	339	46,177	47,196
Operating expenses:								
Cost of sales, services and equipment rentals	(21,163)	(21,175)	(6,563)	(6,670)	(295)	(246)	(28,021)	(28,091)
Operating expenses	(5,752)	(4,400)	(156)	(256)	(184)	(167)	(6,092)	(4,823)
Operating results	11,710	13,745	410	611	(56)	(74)	12,064	14,282

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

4 Significant items charged to operating profit

The following items have been charged to the operating profit during the interim period:

	Consolidated		Company	
	30 June 2007 Million Baht	30 June 2006 Million Baht	30 June 2007 Million Baht	30 June 2006 Million Baht
Depreciation on property and equipment (Note 11)	1,505	1,997	1,435	1,924
Amortisation of intangible assets (Note 11)				
- Computer software	232	255	224	251
- Assets under concession agreements	6,510	6,284	5,866	5,646
- Concession rights	227	228	-	-
- Positive goodwill	583	583	-	-
- Deferred charges	40	59	26	49
Loss on obsolete spare parts for mobile phone network maintenance, net	8	49	8	46
Impairment loss on assets	-	69	-	53
Doubtful accounts and bad debts	803	137	803	127
Staff costs	1,887	1,759	1,362	1,298
Marketing expenses	1,737	1,277	1,791	1,042
Number of staff (persons)	8,749	7,815	5,106	4,527

5 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2007 and 2006.

For the three-month periods ended	Consolidated		Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006 Restated
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	3,663	4,126	3,251	5,572
Weighted average number of paid-up ordinary shares in issue during the period (Million shares)	2,956	2,951	2,956	2,951
Basic earnings per share (Baht)	1.24	1.40	1.10	1.89
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	-	1	-	1
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,956	2,952	2,956	2,952
Diluted earnings per share (Baht)	1.24	1.40	1.10	1.89

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

5 Earnings per share (continued)

For the six-month periods ended	Consolidated 30 June 2007	Consolidated 30 June 2006	Company 30 June 2007	Company 30 June 2006 Restated
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	7,647	9,415	6,650	10,088
Weighted average number of paid-up ordinary shares in issue during the period (Million shares)	2,955	2,950	2,955	2,950
Basic earnings per share (Baht)	2.59	3.19	2.25	3.42
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	-	2	-	2
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,955	2,952	2,955	2,952
Diluted earnings per share (Baht)	2.59	3.19	2.25	3.42

6 Dividend paid

At the Annual General Shareholders' Meeting on 25 April 2007, it was approved to declare a dividend for 2,955.46 million shares of Baht 3.30 each, totaling Baht 9,753.03 million. The dividend was paid to the shareholders on 10 May 2007.

7 Trade accounts receivable, net

	Consolidated 30 June 2007 Million Baht	Consolidated 31 December 2006 Million Baht	Company 30 June 2007 Million Baht	Company 31 December 2006 Million Baht
Trade accounts receivable, gross				
Third parties	3,930	3,166	2,920	1,890
Related parties (Note 21)	150	147	2,008	1,883
Accrued income	2,079	2,019	2,013	1,901
	6,159	5,332	6,941	5,674
Less allowance for trade receivables	(1,039)	(434)	(1,001)	(385)
	5,120	4,898	5,940	5,289

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

7 Trade accounts receivable, net (continued)

Outstanding trade accounts receivable from third parties can be analysed as follows:

	Consolidated		Company	
	30 June 2007 Million Baht	31 December 2006 Million Baht	30 June 2007 Million Baht	31 December 2006 Million Baht
Current - 3 months	5,561	5,039	4,509	3,667
Overdue 3 - 6 months	390	94	386	85
Overdue 6 - 12 months	34	8	23	6
Overdue over 12 months	24	44	15	33
	6,009	5,185	4,933	3,791
Less allowance for trade receivables	(1,039)	(434)	(1,001)	(385)
	4,970	4,751	3,932	3,406

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

Outstanding trade accounts receivable from related parties can be analysed as follows:

	Consolidated		Company	
	30 June 2007 Million Baht	31 December 2006 Million Baht	30 June 2007 Million Baht	31 December 2006 Million Baht
Current - 3 months	150	147	1,677	1,636
Overdue 3 - 6 months	-	-	39	247
Overdue 6 - 12 months	-	-	96	-
Overdue over 12 months	-	-	196	-
	150	147	2,008	1,883

8 Other current assets

	Consolidated		Company	
	30 June 2007 Million Baht	31 December 2006 Million Baht	30 June 2007 Million Baht	31 December 2006 Million Baht
Value added tax receivable, net	190	-	176	-
Other receivables	340	226	76	98
Prepaid expenses	1,543	1,502	1,475	1,459
Others	369	264	130	199
	2,442	1,992	1,857	1,756

9 Investments in subsidiaries

Movements in investments in subsidiaries for the six-month period ended 30 June 2007 comprise:

	Company 2007 Million Baht
Transactions during the six-month period ended 30 June	
Opening net book amount - as previously reported	27,604
Retrospective adjustment (Note 2)	(7,748)
Opening net book amount - as restated	19,856
Acquisition	50
Closing net book amount	19,906

On 22 June 2007, the Company invested in Wireless Device Supply Company Limited ("WDS") of 499,993 ordinary shares with a par value of Baht 100 per share, totaling Baht 50.00 million. Total shares invested represent 99.99% ownership.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, net (continued)

Company - 30 June 2007 and 31 December 2006

Subsidiaries	Nature of Business	Country of Incorporation	Nature of relationship	Paid-up capital Million Baht	Investment portion %	Cost Million Baht 30 June 2007	Cost Million Baht 31 December 2006 Restated
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	Shareholder	240.00	99.99	600.00	600.00
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.83	597.83
Datanetwork Solution Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	8.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	810.96
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,299.84	23,299.84
Data Line Thai Co., Ltd.	Currently ceased operation	Thailand	Shareholder	15.00	65.00	2.41	2.41
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	250.00
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	300.00	69.99	210.00	210.00
AIN Globalcomm Co., Ltd. (Formerly AIS International Network Co., Ltd.)	Service provider of international gateway	Thailand	Shareholder	100.00	99.99	100.00	100.00
Advanced Wireless Network Co., Ltd. (Formerly AIS Wireless Communication Network Co., Ltd.)	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	1.00
Super Broadband Network Co., Ltd. (Formerly AIS Wire Network Co., Ltd.)	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	1.00
Wireless Device Supply Co., Ltd.	Currently not in operation	Thailand	Shareholder	50.00	99.99	50.00	-
	Investments in subsidiaries					25,931.04	25,881.04
	Less allowance for impairment					(6,025.00)	(6,025.00)
	Investments in subsidiaries, net					19,906.04	19,856.04

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

10 General investment

On 29 June 2007, the Company invested in Bridge Mobile Pte Ltd., a joint force of 10 mobile operators in Asia-Pacific region to provide international roaming service (incorporated in Singapore), of 1.00 million ordinary shares, totaling USD 1.50 million (Baht 51.85 million). Total shares invested represent 6.76% of its paid-up share capital.

11 Capital expenditure and commitments

	Consolidated (Million Baht)					
	Property and Equipment	Asset under concession agreement	Computer software	Concession rights	Goodwill and other assets	Total
Transactions during the six-month period ended 30 June 2007						
Opening net book amount	7,797	81,096	1,309	3,051	8,392	101,645
Additions	2,122	6,297	153	-	111	8,683
Disposals, net	(5)	-	-	-	(1)	(6)
Transfer, net	(149)	-	149	-	-	-
Depreciation/amortisation charges	(1,505)	(6,510)	(232)	(227)	(623)	(9,097)
Closing net book amount	8,260	80,883	1,379	2,824	7,879	101,225
At 30 June 2007						
Cost	29,795	171,390	3,805	6,993	15,409	227,392
Less accumulated depreciation/amortisation	(21,533)	(86,470)	(2,426)	(4,169)	(7,530)	(122,128)
allowance for asset impairment	(2)	(4,021)	-	-	-	(4,023)
allowance for written-off assets	-	(16)	-	-	-	(16)
Net book amount	8,260	80,883	1,379	2,824	7,879	101,225

Additions include Baht 9.98 million (2006: Baht 14.22 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)				
	Property and Equipment	Asset under concession agreement	Computer software	Other assets	Total
Transactions during the six-month period ended 30 June 2007					
Opening net book amount	7,022	74,763	1,234	441	83,460
Additions	2,061	6,269	129	98	8,557
Disposals, net	(4)	-	-	-	(4)
Transfer, net	(89)	-	89	-	-
Depreciation/amortisation charges	(1,435)	(5,866)	(224)	(26)	(7,551)
Closing net book amount	7,555	75,166	1,228	513	84,462
At 30 June 2007					
Cost	28,293	155,367	3,635	721	188,016
Less accumulated depreciation/amortisation	(20,736)	(76,180)	(2,407)	(208)	(99,531)
allowance for asset impairment	(2)	(4,021)	-	-	(4,023)
Net book amount	7,555	75,166	1,228	513	84,462

Additions include Baht 8.06 million (2006: Baht 3.50 million) assets leased under finance leases (where the Company is the lessee).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

11 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated		Company	
	30 June 2007 Million	31 December 2006 Million	30 June 2007 Million	31 December 2006 Million
Assets under concession agreements				
Thai Baht	4,868	8,750	4,857	8,703
US Dollars	45	69	44	68
Japanese Yen	500	1,910	500	1,910
Euro	1	1	1	1
Property and equipment				
Thai Baht	188	546	165	446
US Dollars	8	9	8	9
Service maintenance agreements				
Thai Baht	2,049	1,424	1,961	1,345
US Dollars	17	7	16	7
Japanese Yen	168	179	168	179
SG Dollars	1	-	-	-

The Group has entered into lease and related service agreements for office spaces, cars, base stations, computer hardware and others for periods ranging from 1 month to 8 years with options to renew. As at 30 June 2007, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated	Company
	Million Baht	Million Baht
Not later than 1 year	1,292	986
Later than 1 year but not later than 5 years	1,596	1,334
Later than 5 years	49	49

12 Trade accounts payable

	Consolidated		Company	
	30 June 2007 Million Baht	31 December 2006 Million Baht	30 June 2007 Million Baht	31 December 2006 Million Baht
Trade accounts payable				
Third parties	5,041	5,684	4,461	5,172
Related parties (Note 21)	72	76	497	490
	5,113	5,760	4,958	5,662

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

13 Borrowings

	Consolidated		Company	
	30 June 2007 Million Baht	31 December 2006 Million Baht	30 June 2007 Million Baht	31 December 2006 Million Baht
Current				
Short-term loan from a financial institution	3,916	1,000	3,916	1,000
Current portion of long-term debentures, net	2,493	6,491	2,493	6,491
Current portion of finance lease liabilities	16	16	14	13
	6,425	7,507	6,423	7,504
Non-current				
Long-term borrowings	8,633	9,347	8,633	9,347
Long-term debentures, net	15,365	16,112	15,365	16,112
Finance lease liabilities	45	45	35	37
	24,043	25,504	24,033	25,496
Total borrowings	30,468	33,011	30,456	33,000

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the six-month period ended 30 June 2007		
Opening net book value	33,011	33,000
Additions	3,903	3,901
Repayments	(5,760)	(5,759)
Amortisation of bond issuing cost	28	28
Unrealised gain	(714)	(714)
Closing net book value	30,468	30,456

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 June 2007 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	17,877	18,572	17,877	18,572

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

14 Concession right payable

On 19 November 1996, Digital Phone Company Limited ("DPC"), a subsidiary, has entered into an assignment agreement with The Communications Authority of Thailand (currently named CAT Telecom Public Company Limited ("CAT")), and Total Access Communication Public Company Limited ("TAC"). Under the agreement, TAC agreed to transfer the rights and obligations under the contract to operate and to provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 to DPC. Therefore, the rights and obligations of TAC were completely transferred to DPC according to the agreement.

On 19 November 1996, CAT has entered into an agreement with DPC whereby CAT agreed that DPC shall operate and provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 from the effective date of this agreement to 15 September 2013.

On 7 January 1997, DPC has entered into an Agreement to Unwind the Service Provider Agreement ("the Unwind agreement") with TAC and Samart Corporation Public Company Limited ("SAMART"). Under the Unwind agreement, DPC shall pay to TAC as detailed in the agreement for the assignment of the rights and obligations to operate the PCN 1800 mobile phone system, the right to use certain facilities, equipment and roaming arrangement.

During the year 2000, Shin Corporation Public Company Limited ("Shin"), the Company's major shareholder, acquired DPC from SAMART.

During the year 2001, the Company acquired DPC from Shin group.

DPC has suspended the payment to TAC starting with an amount due on 30 September 2002 due to certain disputes between the concerned parties.

On 30 September and 28 October 2003, TAC submitted a case to the Arbitration Committee for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the Unwind agreement totaling USD 35.49 million and called for payment with an additional interest charge on the overdue payment of USD 1.34 million calculated up to 28 October 2003 and with interest to be charged at 9.50% per annum on overdue payment, from 29 October 2003 until the payment is made.

On 5 July 2006, TAC has submitted an additional claim to the Arbitration Committee for the last two amounts of the rights transfer fees due on 30 September 2004 and 2005 comprising principal and interest according to the Unwind agreement totaling USD 87.38 million and call for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made.

DPC has recorded these principal and interest (excluding interest on overdue amounts) in the total concession right payable (using the effective interest rate method) of Baht 4,739 million or USD 122.87 million, using the agreed maximum foreign exchange rate of Baht 38.57 per USD 1.00 (31 December 2006: Baht 4,739 million). DPC has engaged legal advisors and submitted its case to the Arbitration Committee for settlement. The arbitration process was not completed in this period. According to the Unwind agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession right payable and interest according to the Unwind agreement (using the effective interest rate method) but have not provided accrued interest charge for overdue payment. DPC recorded the concession right payable of Baht 4,739 million according with Thai generally accepted accounting principles. However, DPC's management has not agreed on the amount to be paid as the case is still in dispute. DPC's management believes that settlement of this arbitration case should not have a material unfavorable effect on the financial statements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

15 Other current liabilities

	Consolidated		Company	
	30 June 2007 Million Baht	31 December 2006 Million Baht	30 June 2007 Million Baht	31 December 2006 Million Baht
Accrued bonus	259	430	223	396
Accrued interest expense	365	405	365	405
Value added tax payable, net	-	169	-	155
Other payables	618	518	541	389
Others	794	858	579	602
	2,036	2,380	1,708	1,947

16 Financial instruments

	Consolidated		Company	
	30 June 2007 Million Baht	31 December 2006 Million Baht	30 June 2007 Million Baht	31 December 2006 Million Baht
Swap contracts receivable	8,633	9,347	8,633	9,347
Swap contracts payable	(9,485)	(9,485)	(9,485)	(9,485)
Total swap contracts payable, net	(852)	(138)	(852)	(138)

The carrying amounts and fair values of swap contracts are as follows:

	Consolidated			
	Carrying amounts		Fair values	
	30 June 2007 Million Baht	31 December 2006 Million Baht	30 June 2007 Million Baht	31 December 2006 Million Baht
Swap contracts	9,485	9,485	8,263	9,251

	Company			
	Carrying amounts		Fair values	
	30 June 2007 Million Baht	31 December 2006 Million Baht	30 June 2007 Million Baht	31 December 2006 Million Baht
Swap contracts	9,485	9,485	8,263	9,251

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

17 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 30% (2006: 30%).

The movement on the deferred income tax account is as follows:

	Consolidated		Company	
	2007	**2006**	**2007**	**2006**
				Million Baht
At 1 January	9,763	8,853	8,813	8,019
Statement of income charge	244	309	259	293
Reverse from equity/tax charge to equity	-	7	-	-
At 30 June	10,007	9,169	9,072	8,312

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Million Baht

	Consolidated					
Deferred tax assets	**Allowance for doubtful accounts**	**Allowance for obsolete inventories and sparepart**	**Amortisation of asset under concession agreement**	**Unearned income - mobile phone service**	**Others**	**Total**
At 1 January 2007	122	242	8,520	1,222	47	10,153
Credit (Charges) to net profit	182	6	77	(39)	-	226
At 30 June 2007	304	248	8,597	1,183	47	10,379

Deferred tax liabilities	**Prepaid concession fee and excise tax**	**Accelerated tax amortisation**	**Others**	**Total**
At 1 January 2007	280	79	31	390
Credit to net profit	(11)	(7)	-	(18)
At 30 June 2007	269	72	31	372

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

17 Deferred income tax (continued)

	Company					Million Baht
Deferred tax assets	**Allowance for doubtful accounts**	**Allowance for obsolete sparepart**	**Amortisation of asset under concession agreement**	**Unearned income - mobile phone service**	**Others**	**Total**
At 1 January 2007	108	173	7,580	1,222	41	9,124
Credit (Charges) to net profit	185	3	100	(40)	-	248
At 30 June 2007	293	176	7,680	1,182	41	9,372

Deferred tax liabilities	**Prepaid concession fee and excise tax**	**Others**	**Total**
At 1 January 2007	280	31	311
Credit to net profit	(11)	-	(11)
At 30 June 2007	269	31	300

Deferred income tax assets and liabilities are offset when there is a legally enforceable right the income taxes relate to the same fiscal authority. The following amounts, determining after appropriate offsetting, are shown in the consolidated and the Company balance sheets:

	Consolidated		Company	Million Baht
	30 June 2007	**31 December 2006**	**30 June 2007**	**31 December 2006**
Deferred tax assets	10,007	9,763	9,072	8,813
Deferred tax liabilities	-	-	-	-

18 Income tax

Reconciliation of income tax for the three-month periods ended 30 June is as follow:

	Consolidated		Company	Million Baht
	30 June 2007	**30 June 2006**	**30 June 2007**	**30 June 2006**
Current tax	1,807	2,010	1,497	1,662
Deferred tax (Note 17)	(90)	(169)	(95)	(155)
	1,717	1,841	1,402	1,507

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Income tax (continued)

Reconciliation of income tax for the six-month periods ended 30 June is as follow:

	Consolidated		Company	
Million Baht	30 June 2007	30 June 2006	30 June 2007	30 June 2006
Current tax	3,815	4,597	3,132	3,723
Deferred tax (Note 17)	(244)	(309)	(259)	(293)
	3,571	4,288	2,873	3,430

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the six-month periods ended 30 June is as follows:

	Consolidated		Company	
Million Baht	30 June 2007	30 June 2006	30 June 2007	30 June 2006
Profit before tax	11,199	13,627	9,523	13,518
Tax calculated at a tax rate of 30% (2006: 30%)	3,360	4,088	2,857	4,055
Effect from elimination with subsidiaries	167	173	-	-
Other permanent differences	44	27	16	(625)
Tax charge	3,571	4,288	2,873	3,430

Further information about deferred tax is presented in Note 17.

19 Share capital and premium on share capital

	Million shares		Million Baht		
	Authorised share capital	Issued and paid-up share capital	Ordinary shares	Share premium	Total
For the six-month period ended 30 June 2007					
Opening balance	4,997	2,954	2,954	20,978	23,932
Issue of shares	-	2	2	89	91
Closing balance	4,997	2,956	2,956	21,067	24,023

During the six-month period ended 30 June 2007, the Company registered the increase in share capital with the Ministry of Commerce for 2.18 million ordinary shares from the exercise of 1.69 million warrants, 0.31 million warrants of which were exercised during the quarter ended 31 December 2006. The capital increase results in an increase in paid-up share capital and share premium of Baht 2.18 million and Baht 88.92 million, respectively.

As at 30 June 2007, the total issued number of ordinary shares is 2,955.73 million shares (31 December 2006: 2,953.55 million shares) with a par value of Baht 1 per share (31 December 2006: Baht 1 per share). All issued shares are fully paid.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

19 Share capital and premium on share capital (continued)

Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)	31/05/2006 (Grant V)
Warrants (Million units)	14.00	8.47	9.00	9.69	10.14
Exercise price per unit	48.00	43.38	91.79	106.66	91.46
Exercise ratio	1 : 1	1 : 1	1 : 1	1 : 1	1 : 1
Eighth adjustment to exercise price per unit and ratio (effective from 30 March 2007 onwards)					
- Price	44.62	39.13	83.84	98.67	87.33
- Ratio	1 : 1.07512	1 : 1.10857	1 : 1.09477	1 : 1.08103	1 : 1.04738

Eighth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 23 February 2007, the Board passed a resolution to approve the eighth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 40.35 per unit to Baht 39.13 per unit, from Baht 86.45 per unit to Baht 83.84 per unit, from Baht 101.74 per unit to Baht 98.67 per unit and from Baht 90.05 per unit to Baht 87.33 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.07512 to 1 : 1.10857 for grant II, from 1 : 1.06173 to 1 : 1.09477 for grant III, from 1 : 1.04841 to 1 : 1.08103 for grant IV and from 1 : 1.01577 to 1 : 1.04738 for grant V. The new exercise price and exercise ratio were effective from 30 March 2007 onwards.

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the six-month period ended 30 June 2007			
Opening balance	6.88	23.52	30.40
Granted	-	-	-
Exercised	(0.41)	(1.34)	(1.75)
Closing balance	6.47	22.18	28.65

Exercised warrants

During the six-month period ended 30 June 2007, 0.41 million units and 1.34 million units were exercised by the Company's directors and employees, respectively. The exercises of 1.69 million warrants during this period, and of 0.31 million warrants during the quarter ended 31 December 2006, increased paid-up share capital and premium on share capital by Baht 2.18 million and Baht 88.92 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.06 million units or 0.07 million shares on 3 July 2007. The Company received advanced payment from shareholders for the 0.07 million shares in the amount of Baht 4.59 million in the quarter ended 30 June 2007 (Note 25).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

20 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the six-month periods ended 30 June 2007 and 2006:

		Consolidated		Company	
		30 June 2007	30 June 2006	30 June 2007	30 June 2006 Restated
	Notes	Million Baht	Million Baht	Million Baht	Million Baht
Cash flows from operating activities:					
Net profit for the period		7,647	9,415	6,650	10,088
Adjustment for:					
Dividend income		-	-	-	(2,017)
Depreciation	11	1,505	1,997	1,435	1,924
Amortisation of computer software	11	232	255	224	251
Amortisation of assets under concession agreements	11	6,510	6,284	5,866	5,646
Allowance for impairment	11	-	69	-	53
Amortisation of concession right	11	227	228	-	-
Amortisation of goodwill	11	583	583	-	-
Amortisation of deferred charges	11	40	59	26	49
Amortisation of forward and swap premium		-	11	-	12
Amortisation of bond issuing cost	13	5	10	5	10
Amortisation of discounted bill of exchange	13	23	-	23	-
Loss on write-off obsolete spare parts for mobile phone network maintenance		8	49	8	46
Loss on write-off deferred charges		-	2	-	2
Doubtful accounts and bad debts		803	137	803	127
Loss on obsolete inventories and diminution in value of finished goods		14	23	-	-
Gain on disposals of fixed assets		(6)	(7)	(6)	(6)
Loss on write-off of fixed assets		-	2	-	2
Unrealised loss on foreign exchange rate		14	1	14	1
Realised unearned income		(8)	(28)	-	-
Decrease in deferred tax income		(244)	(309)	(259)	(293)
Share of net loss from subsidiaries to minority interests		(18)	(76)	-	-
Net income before changes in operating assets and liabilities		17,335	18,705	14,789	15,895
Changes in operating assets and liabilities					
Restricted bank deposits		425	(219)	-	-
Trade accounts receivable		(1,035)	426	(1,462)	867
Amounts due from related parties		3	3	6	4
Receivables for cash card		221	372	-	-
Value added tax receivables - third party		(451)	(807)	(451)	(807)
Inventories and spare part inventories for mobile network maintenance		125	(309)	(41)	(19)
Other current assets		(450)	(347)	(101)	(120)
Other assets		(111)	(52)	(98)	(35)
Trade accounts payable		465	(71)	331	(181)
Amounts due to related parties		(168)	(74)	134	(146)
Concession rights payable, accrued concession fee and excise tax		2,226	930	1,834	920
Unearned income - mobile phone service		(143)	(90)	(131)	(102)
Advance receipts from customers		(336)	(258)	-	-
Income tax payable		117	1,438	(30)	1,475
Other current liabilities		(344)	51	(239)	(85)
Other liabilities		-	(2)	-	-
Cash flows from operating activities		17,879	19,696	14,541	17,666

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

21 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.75% (at 31 December 2006: 42.79%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.22% (at 31 December 2006: 19.23%) of the share capital of the Company.

Transactions related to these group companies or major shareholder or directors are recognised as related parties to the Company.

During the period, the Group has entered into a number of transactions which related parties, the term of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts.

The Group has transactions with related parties for three-month and six-month periods ended 30 June 2007 and 2006 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**
Service income				
Subsidiaries	-	-	137	87
Shin Corporation and its related parties	49	30	6	9
Related party of SingTel Strategic Investments Pte Ltd.	187	173	187	173
	236	203	330	269
Other income				
Subsidiaries	-	-	58	47
Shin Corporation and its related parties	1	3	-	1
	1	3	58	48
Sales of prepaid cards				
Subsidiary	-	-	8,272	-

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

21 Related party transactions (continued)

a) Sales of goods and services (continued)

	Consolidated		Company	
For the six-month periods ended	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**
Service income				
Subsidiaries	-	-	259	193
Shin Corporation and its related parties	91	73	13	23
Related party of SingTel Strategic Investments Pte Ltd.	370	339	370	339
	461	412	642	555
Other income				
Subsidiaries	-	-	121	106
Shin Corporation and its related parties	2	4	-	2
	2	4	121	108
Sales of prepaid cards				
Subsidiary	-	-	17,029	-

b) Purchases of services

	Consolidated		Company	
For the three-month periods ended	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**
Rental and other service expenses				
Subsidiaries	-	-	1,412	1,061
Shin Corporation and its related parties	93	124	72	116
SingTel Strategic Investments Pte Ltd. and its related parties	97	90	97	90
	190	214	1,581	1,267
Advertising expense, net*				
Related parties of Shin Corporation (Advertising expense - gross** - Consolidated 2007: 365 Million Baht; 2006: 435 Million Baht - Company 2007: 357 Million Baht; 2006: 390 Million Baht)	234	142	224	130

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group. The Group record such expense at gross in the statements of income.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Promotion expense				
Subsidiaries	-	-	131	3
Commission expense				
A subsidiary	-	-	315	1,315
Consulting and management fees				
Shin Corporation and its related party	1	50	1	50

21 Related party transactions (continued)

b) Purchases of services (continued)

	Consolidated		Company	
For the six-month periods ended	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**
Rental and other service expenses				
Subsidiaries	-	-	2,903	2,398
Shin Corporation and its related parties	175	285	150	264
SingTel Strategic Investments Pte Ltd. and its related parties	194	170	194	170
	369	455	3,247	2,832
Advertising expense, net*				
Related parties of Shin Corporation (Advertising expense - gross** - Consolidated 2007: 723 Million Baht 2006: 785 Million Baht - Company 2007: 710 Million Baht 2006: 722 Million Baht)	348	235	333	217

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group. The Group record such expense at gross in the statements of income.

	Consolidated		Company	
Promotion expense				
Subsidiaries	-	-	223	7
Commission expense				
A subsidiary	-	-	670	2,797
Consulting and management fees				
Shin Corporation and its related parties	2	99	2	99

	Consolidated		Company	
For the three-month periods ended	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**
Interest expense				
Subsidiary	-	-	83	55

	Consolidated		Company	
For the six-month periods ended	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**
Interest expense				
Subsidiary	-	-	134	101
Director of a related party	-	1	-	1
	-	1	134	102

ADVANCED INFO SERVICE PUBLIC COMPANY

21 Related party transactions (continued)

c) Dividend paid

	Consolidated		**Company**	
For the three-month periods ended	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**
Shin Corporation	4,170	4,170	4,170	4,170
SingTel Strategic Investments Pte Ltd.	1,874	1,874	1,874	1,874
	6,044	6,044	6,044	6,044

	Consolidated		**Company**	
For the six-month periods ended	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**	**30 June 2007 Million Baht**	**30 June 2006 Million Baht**
Shin Corporation	4,170	4,170	4,170	4,170
SingTel Strategic Investments Pte Ltd.	1,874	1,874	1,874	1,874
	6,044	6,044	6,044	6,044

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated		**Company**	
	30 June 2007 Million Baht	**31 December 2006 Million Baht**	**30 June 2007 Million Baht**	**31 December 2006 Million Baht**
Trade accounts receivable				
Subsidiaries	-	-	1,873	1,746
Shin Corporation and its related parties	22	13	7	3
Related party of SingTel Strategic Investments Pte Ltd.	128	134	128	134
	150	147	2,008	1,883
Amounts due from related parties				
Subsidiaries	-	-	40	44
Shin Corporation and its related parties	-	3	-	2
	-	3	40	46
Short-term loans to related parties				
Subsidiaries	-	-	221	41

As at 30 June 2007, short-term loan to subsidiaries represents promissory notes, bearing effective interest at the rate of 6.32% per annum (2006: 6.65% per annum). Repayment term is at call.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

21 Related party transactions (continued)

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	30 June 2007 Million Baht	31 December 2006 Million Baht	30 June 2007 Million Baht	31 December 2006 Million Baht
Trade accounts payable				
Subsidiaries	-	-	437	424
Shin Corporation and its related parties	28	28	17	18
Related party of SingTel				
Strategic Investments Pte Ltd.	44	48	43	48
	72	76	497	490
Amounts due to related parties				
Subsidiaries	-	-	524	239
Shin Corporation and its related parties	324	507	305	470
Related party of SingTel				
Strategic Investments Pte Ltd.	31	16	31	16
	355	523	860	725
Short-term loan from related party				
A subsidiary	-	-	11,700	4,200

As at 30 June 2007, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 3.37% per annum (2006: 5.00% per annum). Repayment term is at call.

	Consolidated		Company	
Long-term debentures				
Director of a related party	1	1	1	1

e) Commitments with a related party

As at 30 June 2007, the Group has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month-period with option to renew. The Group is committed to pay for such services under these agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	21	10

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

21 Related party transactions (continued)

f) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 2 April 2007 onwards)	
				Price	Ratio
27 March 2002 (Grant I)	18.34	17.80	1 : 1	16.65	1 : 1.069420
30 May 2003 (Grant II)	12.22	13.67	1 : 1	12.27	1 : 1.114100
31 May 2004 (Grant III)	8.82	36.41	1 : 1	32.68	1 : 1.114100
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	37.98	1 : 1.099500
31 July 2006 (Grant V)	6.99	37.68	1 : 1	35.35	1 : 1.106582

Movements in the number of SHIN's warrants are as follows:

	Million units
For the six-month period ended 30 June 2007	
Opening balance	24.96
Granted	0.80
Exercised	-
Closing balance	25.76

22 Bank guarantees

At 30 June 2007, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 2,033.03 million (31 December 2006: Baht 3,582.42 million) on a consolidated basis and Baht 1,601.88 million (31 December 2006: Baht 2,810.61 million) on a Company basis.

23 Interconnection agreements

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Under the Telecommunication Business Act B.E. 2544 and the NTC Interconnections Notification, the Company entered into interconnection agreements to provide interconnection with the networks of Total Access Communication Public Company Limited on 30 November 2006 and True Move Company Limited on 16 January 2007. However, the interconnection fees have not been charged to such operators and the Company did not record the amount in the financial statements since the Company is still in the discussion process with TOT Public Company Limited, a concession grantor. The Company's management believes that the net result from interconnection agreements should be favourable to the Company.

24 Significant event

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advance Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services between TOT Public Company Limited and Advanced Info Service Public Company Limited) that *"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550 translation, provided by the Company's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

25 Post balance sheet events

Warrants granted to directors and employees - exercised

As mentioned in Note 19, during the six-month period ended 30 June 2007, the Company's warrants of 0.02 million units and 0.04 million units were exercised at Baht 39.13 each and Baht 83.84 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 3 July 2007.

In July 2007, a total of 1.25 million units, being 0.17 million units, 0.84 million units and 0.24 million units of the Company's warrants were exercised at Baht 39.13 each, Baht 83.84 each and Baht 87.33 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 August 2007.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,955.73 million to Baht 2,957.16 million, and from Baht 21,067.48 million to Baht 21,176.96 million, respectively.

25 Post balance sheet events (continued)

Interim dividend

At the Board of Directors' meeting held on 14 August 2007, the Board passed a resolution to approve a declaration of interim dividend for 2,957.16 million shares of Baht 3.00 each, totaling Baht 8,871.48 million. The dividend will be paid to the shareholders on 10 September 2007.

END

File No. 82-2683

Wolters Kluwer

PRESS RELEASE

Contact: Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Share Buy-back Program
Update August 13-17

Amsterdam (August 20, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announces that in line with the launch of its €475 million share buy-back program on June 15, 2007, the company has repurchased 1,858,409 ordinary shares in the period August 13 until August 17, 2007.

Shares were repurchased at an average price of €21.19 for a total amount of €39.4 million. For detailed information on the daily repurchased shares, see the Wolters Kluwer website at http://www.wolterskluwer.com/WK/Investors/Share+Information/Share+Buy-back+Program/

The total number of shares repurchased under this program to date is 12,462,756 ordinary shares for a total consideration of €275.8 million.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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